FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of May, 2003
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Commission File Number: 0-29382
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                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
     ----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F       Form 40-F   X
                                   -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No  X
                                   -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                            CERTIFICATION PURSUANT TO
                               18 U.S.C. ss.1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Minefinders Corporation Ltd. (the "Company") on Form 40-F for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mark H. Bailey, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                           /S"Mark H. Bailey"
                                           -------------------------------------
                                           Mark H. Bailey
                                           President and Chief Executive Officer

                                           May 6, 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and is made solely for the purpose of 18 U.S.C.
Section 1350, subject to the knowledge standard contained therein, and not for any other purpose, and shall not be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.

                            CERTIFICATION PURSUANT TO
                               18 U.S.C. ss.1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Minefinders Corporation Ltd. (the "Company") on Form 40-F for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jon N. Morda, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                                     /S"Jon N. Morda"
                                                     ---------------------------
                                                     Jon N. Morda
                                                     Chief Financial Officer

                                                     May 6, 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and is made solely for the purpose of 18 U.S.C.
Section 1350, subject to the knowledge standard contained therein, and not for any other purpose, and shall not be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.

              Multilateral Instrument 45-102 (Resale of Securities)

       Section 3.1(2) Notice of Filing of Current Annual Information Form

In accordance with the requirements of Multilateral Instrument 45-102 (Resale of Securities), notice is hereby given that on May 7, 2003, Minefinders Corporation Ltd. (the "Company") filed a current Annual Information Form under Form 44-101F1 on Sedar under Project Number 00535723.

Dated this 7th day of May, 2003.

Minefinders Corporation Ltd.

Per:

/S/"Paul C. MacNeill"
---------------------
Paul C. MacNeill
Director

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  ------------------------------
                                                  (Registrant)

Date  May 7, 2003                           By:   /S"Paul C. MacNeill"
      -----------                                 ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director